UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                              ANGELICA CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   034663104
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.,
                               Pirate Capital LLC,
                             200 Connecticut Avenue,
                                   4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 8, 2006
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 034663104
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                                  7          SOLE VOTING POWER
                                             0
                                  ----------------------------------------------
NUMBER OF SHARES                  8          SHARED VOTING POWER
BENEFICIALLY OWNED BY                        197,190 (See Item 5)
EACH REPORTING                    ----------------------------------------------
PERSON WITH                       9          SOLE DISPOSITIVE POWER
                                             0
                                  ----------------------------------------------
                                  10         SHARED DISPOSITIVE POWER
                                             988,500 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,500 (See
     Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.64%
     (See Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA
--------------------------------------------------------------------------------

CUSIP: 034663104
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                                  7          SOLE VOTING POWER
                                             791,310 (See Item 5)
                                  ----------------------------------------------
                                  8          SHARED VOTING POWER
NUMBER OF SHARES                             197,190 (See Item 5)
BENEFICIALLY OWNED BY             ----------------------------------------------
EACH REPORTING                    9          SOLE DISPOSITIVE POWER
PERSON WITH                                  0
                                  ----------------------------------------------
                                  10         SHARED DISPOSITIVE POWER
                                             988,500 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,500
     (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13   10.64% (See Item 4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, par value $1.00, of Angelica Corporation whose principal executive offices are located at 424 South Woods Mill Road, Chesterfield, Missouri 63017.


Item 2. Identity and Background

(a), (b), (c) and (f) This is amendment no. 4 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on January 5, 2005, and amended March 17, 2005, July 5, 2005 and September 22, 2005.

Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 988,500 shares of the Common Stock of the Issuer (the "Shares"), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint Master Fund LTD (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $23,884,417 was paid to acquire the Shares as detailed in Item 5.

Item 4. Purpose of Transaction

The securities covered by this Schedule 13D were acquired by each of the Holders for investment purposes.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares, or to increase a Holder's holdings of Common Stock of the Issuer.


Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund LTD. By virtue of an agreement between it and Jolly Roger Offshore Fund LTD Pirate Capital LLC has dispositive power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas
R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power.

Based on the foregoing, Pirate Capital LLC has shared voting power with respect to 197,190 of the Shares and shared dispositive power with respect to 988,500 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 791,310 of the Shares and shared voting power with respect to 197,190 of the Shares and shared dispositive power with respect to 988,500 of the Shares.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,290,623 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last 60 days:


JOLLY ROGER OFFSHORE FUND LTD

Trade Date             Number of Shares         Price
1/30/06                7,400                    16.93
1/31/06                10,000                   16.91
2/01/06                400                      17.00
2/02/06                38,600                   16.93
2/03/06                23,800                   16.95
2/06/06                9,200                    16.95
2/07/06                3,700                    16.92
2/08/06                6,200                    16.92
2/09/06                5,800                    16.99
2/10/06                4,000                    16.99


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

        NONE

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

                                  Pirate Capital LLC


                                  /s/ Thomas R. Hudson Jr.
                                  ------------------------
                          By:     Thomas R. Hudson Jr.
                                  Portfolio Manager


                                  /s/ Thomas R. Hudson Jr.
                                  ------------------------
                                  Thomas R. Hudson Jr.